June 8, 2010

H. Roger Schwall

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:	Kodiak Oil & Gas Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 11, 2010
File No. 001-32920

Dear Mr. Schwall:

This letter sets forth the responses of Kodiak Oil & Gas Corp. (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 28, 2010 (the “Comment Letter”).  For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter.  Set forth below each such comment by the Staff is the Company’s response.  The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Production, Average Sales Prices, and Production Costs, page 8

1.             We note your disclosure regarding production, production prices and production costs.  Please provide the disclosure required by Item 1204 of Regulation S-K for each field that contains 15% or more of your total proved reserves, or tell us why you are not required to provide disclosure by field.

Response:

We will amend our Form 10-K for the fiscal year ended December 31, 2009 (“2009 Form 10-K”) by deleting disclosure of sales volumes from the table on page 9 and adding the following disclosure immediately above the heading “Capital Expenditures” on page 9:

The Bakken formation is the only field (as such term is used within the meaning of applicable regulations of the Commission) that contains more than 15% of our total proved reserves.  At December 31, 2009, this field contained 96% of our total proved reserves, nearly all of which are located in Dunn County, North Dakota.  The following table discloses our oil and gas production from the Bakken formation field and from our other fields combined, as well as in total, for the periods indicated:

	2009			2008			2007
	Bakken Formation	Other	Total	Bakken Formation	Other	Total	Bakken Formation	Other	Total
Sales Volume:
Gas (Mcf)	6,092	214,363	220,455	6,370	203,445	209,815	17,627	182,564	200,191
Oil (Bbls)	145,181	37,377	182,558	18,733	44,862	63,595	45,793	57,121	102,914
Production volumes (BOE)	146,196	73,104	219,300	19,794	78,770	98,564	48,731	87,548	136,279

Our Reserves, page 12

2.                                      We note the changes in your proved developed reserves since December 31, 2008.  Please disclose the sources to which such changes are attributable.  Provide also the disclosure regarding investments and capital expenditures required by Item 1203(c) of Regulation S-K.

Response:

We will amend our 2009 Form 10-K by replacing the first full paragraph on page 14 (excluding the first sentence thereof) with the following:

The change in our proved developed reserves from 2008 to 2009 was primarily due to our exploration program related to our Bakken properties in Dunn County, North Dakota.  Specifically, during 2009, $26.5 million of our total capital expenditures of $27.4 million was spent in connection with the drilling of 11 exploratory Bakken wells, of which 9 gross (4.8 net) wells were completed and turned to production.  These wells constituted 996.1 MBbls of the total 1,170.4 MBbls of proved developed oil reserves at December 31, 2009 and accounted for substantially all of the increase from December 31, 2008 in proved developed oil reserves.

We had no proved undeveloped reserves at December 31, 2008.  Thus, all proved undeveloped reserves are less than one year old.  Primarily as a result of the 2009 exploratory drilling activity described in the preceding paragraph, we converted oil and gas resources under undeveloped acreage to 2,646.3 MBbls of proved undeveloped reserves.  Drilling operations with respect to all of these proved undeveloped locations are included in the Company’s 2010 drilling budget.  We do not have any reserves that would be classified as synthetic oil or synthetic gas.

Controls Over Reserve Report Preparation, Technical Qualifications and Technologies Used, page 14

3.             Please tell us whether the “knowledgeable members of your company” to whom you refer at page 14 are your Reserves Manager, your Chief Operating Officer and your President.  If the knowledgeable members are not such individuals, please disclose the qualifications of such members and clarify their role in the reserves estimation process.  In any case, disclose the qualifications of your Reserves Manager, your COO and your President.

Response:

We will amend our 2009 Form 10-K to disclose that the “knowledgeable members of our company” referred to on page 14 are the following persons who have the following qualifications:

•                  Senior Reservoir Engineer, Wally O’Connell: Mr. O’Connell, a Registered Professional Engineer, is our reserves manager and has over 35 years of experience in the oil and gas industry in the areas of engineering and reserves management.  He has worked for us since 2007 in the role of reserves manager.  Prior to such time, he served as Exploitation Manager-Wattenberg Area for both Anadarko Petroleum Corporation from 2006 to 2007 and Kerr-McGee Rocky Mountain Corporation from 1998 to 2006.  Prior to such time, he served in a variety of lead reservoir and petroleum engineering positions at various companies, including Questa Engineering Corporation, Whiting Petroleum Corporation and Nicor Exploration Company.  He received a Bachelor of Science in Petroleum Engineering from Montana College of Mineral Science and Technology in 1972.

•                  Chief Operating Officer, James Catlin: Mr. Catlin has over 30 years of geologic experience, primarily in the Rocky Mountain region.  He has served as a director of the Company since February 2001 and Chief Operating Officer since June 2006.  Mr. Catlin was an owner of CP Resources LLC, an independent oil and natural gas company, from 1986 to 2001.  Mr. Catlin was a founder of Deca Energy and served as its Vice-President from 1980 to 1986.  He worked as a district geologist for Petroleum Inc. and Fuelco prior to such time.  He received a Bachelor of Arts and a Masters degree in Geology from the University of Northern Illinois in 1973.

•                  President and Chief Executive Officer, Lynn Peterson:  Mr. Peterson has approximately 30 years of experience in the oil and gas industry.  He has served as a director of the Company since November 2001 and President and Chief Executive Officer since July 2002.  He was an owner of CP Resources, LLC, an independent oil and natural gas company, from 1986 to 2001. Mr. Peterson served as Treasurer of Deca Energy from 1981 to 1986.  Mr. Peterson was employed by Ernst and Whinney as a certified public accountant prior to this time. He received a Bachelor of Science in Accounting from the University of Northern Colorado in 1975.

Selected Consolidated Financial Information, page 39

4.             We note that you disclose “Adjusted EBITDA,” and indicate that you use this non-GAAP measure to compare your performance with other companies and as an indication of your ability to generate cash flow at a level that can sustain or support your operations and capital investment program.  Please expand your disclosure to include the views or conclusions you have formed, relative to these objectives, to comply with Item 10(e)(i)(C) of Regulation S-K; the reasons why you consider these measures to be useful should be clear.

Response:

We will amend our 2009 Form 10-K by replacing the second and third sentence of the first full paragraph on page 40 with the following:

Management believes that Adjusted EBITDA is a useful supplemental disclosure regarding our financial condition and results of operations for the following reasons:

•                  by eliminating the effect of certain non-cash items, Adjusted EBITDA provides an indication of our ability to generate cash flow from our operations at a level that can sustain or support our ongoing operations and our capital investment program.  In addition, we use Adjusted EBITDA when developing our capital investment budget, and the disclosure to investors of Adjusted EBITDA allows investors to better assess our financial condition and thus our ability to support such budget;

•                  a variant of Adjusted EBITDA is viewed by our lender as an indicator of our operating results and financial condition and as such, it is used in a compliance covenant under our revolving credit facility to measure our viability.  In addition, Adjusted EBITDA is viewed as a determining factor in the amount of the overall borrowing capacity under our credit facility.  Disclosing Adjusted EBITDA to our investors therefore provides investors with an indication of our potential borrowing base under our credit facility and our compliance with the applicable covenant, which in turn are indicators of our operating results and financial condition;

•                  Adjusted EBITDA is considered by our Compensation Committee to be a significant indicator of the results of our operations and as such, the Compensation Committee has determined it to be a significant component of the corporate objectives to which the vesting of senior management’s equity-based awards are tied.  Reporting Adjusted EBITDA therefore provides additional transparency to investors in respect of the attainment of our operational corporate objectives and our executive compensation program;

•                  we believe that investors benefit from having access to the same financial measures that our management team and other external users (such as our lender under our credit facility) utilize in evaluating our operational performance and financial condition; and

•                  Adjusted EBITDA, or a variant thereof, is commonly used by companies in the oil and gas industry as a performance measure.  We and other external users use this non-GAAP performance measure to compare our performance with other companies in the industry that make a similar disclosure, and management believes that this performance measure may be useful to investors for the same purpose.

Financial Statements

Note 14 — Supplemental Oil and Gas Reserve Information (Unaudited), page 75

5.                                      Please provide the disclosures required by Item 1203(b) of Regulation S-K related to your proved undeveloped reserves.

Response:

We will amend our 2009 Form 10-K to add the following disclosure following the last paragraph on page 75:

As stated elsewhere in this report, the change in our proved developed reserves from 2008 to 2009 was primarily due to our exploration program related to our Bakken properties in Dunn County, North Dakota.  Specifically, during 2009, $26.5 million of our total capital expenditures of $27.4 million was spent in connection with the drilling of 11 exploratory Bakken wells, of which 9 gross (4.8 net) wells were completed and turned to production.  These wells constituted 996.1 MBbls of the total 1,170.4 MBbls of proved developed oil reserves at December 31, 2009 and accounted for substantially all of the increase from December 31, 2008 in proved developed oil reserves.

We had no proved undeveloped reserves at December 31, 2008.  Thus, all proved undeveloped reserves are less than one year old.  Primarily as a result of the 2009 exploratory drilling activity described in the preceding paragraph, we converted oil and gas resources under undeveloped acreage to 2,646.3 MBbls of proved undeveloped reserves.  Drilling operations with respect to all of these proved undeveloped locations are included in the Company’s 2010 drilling budget.

6.             We note you have not included the effect of future income taxes in your disclosure of the standardized measure of discounted future net cash flows at page 76.  Please revise your calculation to include the effects of future income taxes to comply with FASB ASC subparagraph 932-235-50-31(c) or clearly explain the reasons for not having this element in your calculation.  Similarly, we note that you have not mentioned future income taxes in your disclosure of the full cost ceiling test methodology at page 61.  Please revise your accounting and disclosure as necessary to comply with Rule 4-10(c)(4)(i)(D) of Regulation S-X.

Response:

A.            We will amend our 2009 Form 10-K by adding the following disclosure as a footnote to the first table on page 76:

Our calculations of the standardized measure of discounted future net cash flows include the effect of estimated future income tax expenses (which is zero) for all years reported.  Due to the fact that future pretax net cash flows relating to our proved oil and gas reserves are exceeded by the tax basis of the properties involved and the Company’s existing net operating losses (“NOLs”), there was no tax benefit or expense for all years reported.  We expect that all of our NOLs will be realized within future carryforward periods.  All of the Company’s operations, and resulting NOLs, are attributable to our oil and gas assets.

B.            We will amend our 2009 Form 10-K by replacing the last sentence of the first paragraph on page 61 with the following disclosure:

The present value of estimated future net revenues was computed by applying current prices of oil and gas to estimated future production of proved oil and gas reserves as of period-end, less estimated future expenditures to be incurred in developing and producing the proved reserves (assuming the continuation of existing economic conditions), less any applicable future taxes.  As noted under the heading “Our Reserves” in Part I of this report, as of December 31, 2009, there was no tax benefit or expense included in our ceiling test, due to the fact that future net revenues are exceeded by the tax basis of the properties involved and the Company’s existing

NOLs.  We expect that all of our NOLs will be realized within future carryforward periods.  All of the Company’s operations, and resulting NOLs, are attributable to our oil and gas assets.

Exhibits

7.             We note your disclosure under Risk Factors and MD&A regarding two drilling rig contracts.  Please file these contracts as exhibits, or tell us why they are not material contracts.  See Item 601(b)(10) of Regulation S-K.

Response:

We respectfully submit that we are not required to file our drilling rig contracts as material contracts pursuant to Item 601(b)(10) of Regulation S-K.  Such contracts were entered into in the ordinary course of business, with each such contract containing terms that are generally consistent with drilling rig contracts that would be available to other oil and gas companies operating in North Dakota.  Item 601(b)(10)(ii) instructs that, if a contract is such that it ordinarily accompanies the type of business conducted by the registrant and its subsidiaries, such contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one of four categories. We evaluated each of these categories and concluded as follows:

•                  The drilling rig contracts were not entered into with any person listed in Item 601(b)(10)(ii)(A).

•                  We do not believe that our two drilling rig contracts are contracts upon which the Company is substantially dependent.  In the event either of them were to be terminated, or in the event either of the two specific drilling rigs contracted for thereunder were to become unavailable for any reason, management believes that it could procure suitable alternative drilling rigs within a reasonable period of time.  As such, our business is not substantially dependent on these two particular drilling rig contracts.

•                  The contracts do not relate to an acquisition or sale of property, plant or equipment in excess of 15% of our fixed assets.

•                  The contracts are not leases under which a part of our property is held.

Exhibit 99.1

8.             While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles.”  With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

Response:

In a February 19, 2007 publication of the Society of Petroleum Engineers (“SPE”) entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (“SPE 2007 Standards”), the SPE acknowledges in the foreword section thereof and in section 1.2 that there are “generally accepted engineering and evaluation principles” applicable to the estimation and auditing of oil and gas reserves.  The SPE goes further in section 1.2 to define the relationship between such principles and the “principles of physical science, mathematics, and economics.”  A copy of the SPE 2007 Standards is available for reference at the following website: http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf.

The estimates shown in the report of Netherland Sewell & Associates, Inc. (“NSAI”) included as Exhibit 99.1 to our 2009 Form 10-K have been prepared using the generally accepted principles and methods as promulgated by the SPE in the SPE 2007 Standards, as well as in accordance with applicable standards promulgated by the Commission.  We have been informed that NSAI will include reference to the SPE 2007 Standards in future applicable reports filed with the Commission.

9.             We note the following language in Netherland Sewell’s report:

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience.

Clarify the reason for including this language.  In this regard, we note that the definition of “reserves” in Rule 4-10(a)(26) of Regulation S-X indicates that “there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or revenue interest in the production.”  We also note that the definition of proved reserves is contained in Regulation S-X which is an accounting regulation.

Response:

We have been informed by NSAI that this statement was included in NSAI’s report to explain that expertise at NSAI is centered around the technical engineering and geologic disciplines; NSAI does not purport to be certified accountants, landmen or lawyers who are qualified at validating an entity’s legal right to extract oil and gas from the earth.  NSAI, as a firm, recognizes that the definition of reserves requires reasonable expectation of a legal right to produce, or receive revenue from, a hydrocarbon flow stream. The language in NSAI’s report is intended to serve as a disclaimer to the end user that NSAI has accepted as true the Company’s representation that it has “the legal right to produce”, and NSAI does not have or engage the expertise to perform legal or land due diligence to validate it.  In the same manner, NSAI utilizes the Company’s lease operating statements as provided to NSAI and does not perform additional forensic accounting unless something appears inconsistent with other data or its understanding of costs or prices in the applicable field area.

10.          Quantify the 12-month average price used in making the reserves estimation.  You provide the average Plains Marketing and Henry Hub but these appear to be for reference rather than the actual price utilized.

Response:

As disclosed on pages 13-14 of our 2009 Form 10-K, the prices used in making our reserves estimation were based on the following 12 month (as of the first of each month commencing January through December 2009) arithmetic average:

•                  natural gas price of $3.02 per MMBtu (Questar Rocky Mountains price) or $3.95 per MMBtu (Northern Ventura price), as applicable for the respective areas; and

•                  crude oil price of $61.08 per barrel (West Texas Intermediate price).

Such index prices were then adjusted for applicable transportation, quality and basis differentials to determine the actual prices used in making the reserves estimation.  We have been informed that, in our future filings, NSAI will remove from its report the reference to the average Plains Marketing and Henry Hub prices.

Current Report on Form 8-K Filed April 8, 2010

11.          We note your disclosure that you entered into a purchase and sale agreement with Macquarie Barnett, LLC on April 2, 2010, and your statement that the purchase price was not disclosed due to the highly competitive nature of Williston Basin leasing activities.  Please tell us why the purchase price for this acquisition is not material.  See Item 1.01(a)(2) of Form 8-K.  In addition, please tell us whether you intend to submit a request for confidential treatment for this agreement in connection with your quarterly report for your quarter ending June 30, 2010.

Response:

While the purchase price for this acquisition is material, we intend to submit a request for confidential treatment in respect of the underlying agreement pursuant to which we will request confidential treatment of the purchase price.  Accordingly, we did not disclose the purchase price in our Form 8-K filed on April 8, 2010.  Our request for confidential treatment will be submitted in connection with our Form 10-Q for the quarter ending June 30, 2010.

Closing Comments

The Company hereby acknowledges to the Staff of the Commission the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ James P. Henderson
James P. Henderson
Chief Financial Officer